

Mail Stop 4546

January 6, 2017

Steven A. Kriegsman
Chairman and Chief Executive Officer
CytRx Corporation
11726 San Vicente Boulevard, Suite 650
Los Angeles, CA 90049

> **Re: CytRx Corporation**
> **Registration Statement on Form S-3**
> **Filed December 22, 2016**
> **File No. 333-215252**

Dear Mr. Kriegsman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Josh Samples at (202) 551-3199 with any questions.

Sincerely,

/s/ Mary Beth Breslin for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Dale E. Short
TroyGould PC